March 7, 2018

H. Roger Schwall

Assistant Director

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             PermRock Royalty Trust

Amendment No. 1 to

Draft Registration Statement on Form S-1
Submitted January 23, 2018
CIK No. 0001724009

Ladies and Gentlemen:

Set forth below are the responses of PermRock Royalty Trust (the “Trust”) and Boaz Energy II, LLC, the sponsor of the Trust ( “Boaz Energy” and, together with the Trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 2, 2018, with respect to Confidential Draft Registration Statement No. 2 on Form S-1, CIK No. 0001724009, submitted to the Commission on January 23, 2018 (the “Registration Statement”). Concurrently with the submission of this letter, we are confidentially filing Confidential Draft Registration Statement No. 3 on Form S-1 (“Draft Registration Statement No. 3”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Draft Registration Statement No. 3 unless otherwise specified.

Underlying Properties, page 51

1.                                      We note disclosure of the cost per barrel to convert proved developed non-producing plus undeveloped reserves to developed producing reserves varies widely by operating area, e.g. $0.92 per barrel for the Permian Platform area to $4.08 per barrel for the Permian Shelf area.

It appears that the current disclosure may represent a combined cost unrelated to the actual costs to initiate production for either the proved developed non-producing or the proved undeveloped reserves. Since the costs relating to the proved developed non-producing wells should be relatively minor compared to the cost of a new well, please modify the disclosure to separately provide these cost figures for proved developed non-producing and undeveloped reserves. Refer Rule 4-10(a)(6) and (a)(31) of Regulation S-X and the related cost thresholds for developed and undeveloped oil and gas reserves.

Securities and Exchange Commission

March 7, 2018

To the extent that the costs related to the proved developed non-producing are material, expand the disclosure to describe the nature of the costs and activities required to initiate production.

RESPONSE:                            We have expanded our disclosure to separately provide the estimated cost of developing the proved developed non-producing reserves and proved undeveloped reserves for each of our operating areas on pages 52 and 53. Our proved developed non-producing reserves consist of proved waterflood projects with current water injection and insignificant remaining capital and reserves to be developed through recompleting wells in new zones, workovers and similar projects. We have revised the disclosure on page 55 to reflect the nature of these activities and our expectation that the costs of these activities will be relatively minor compared to the cost of a new well.

Operating Data of the Underlying Properties, page 56

2.                                      We have read your response to comment 10 and note that you interpret Item 1204(a) of Regulation S-K and the adopting release (SEC No. 33-8995) to require disclosure of production for any basin that exceeds the 15% reserves threshold. Therefore, you appear to conclude that there are no distinguishable “fields” among your properties as you believe that the Permian Basin constitutes a single field for the purposes of disclosure under Item 1204(a) of Regulation S-K. Please note the definition of a field pursuant to Rule 4-10(a)(15) of Regulation S-X indicates a field is “intended to identify localized geological features as opposed to the broader terms of basins, trend, provinces, plays, areas-of-interest, etc.”

The disclosure on pages 52 through 53 indicate that the Underlying Properties consist of four operating areas in which a specific field(s) and/or geological formation(s) is noted to contribute a majority of the production within the operating area. In this regard, please refer to Rule 4-10(a)(15) of Regulation S-X and determine the extent that the facts and circumstances regarding your properties dictate additional disclosure by individual named field(s), geological formation(s) or, operating areas, e.g. “common operational fields” pursuant to the definition.

RESPONSE:                            We have added disclosure of production by final product sold for the Kingdom Clearfork and Kingdom Abo fields. See page 57. These fields are the only fields that contain 15% or more of the total proved reserves attributable to the Underlying Properties as of December 31, 2017 and 2016.

Proved Undeveloped Reserves (PUDs), page 63

3.                                      We have read your response to comment 13 and note the discussion of the factors that impacted the progress in converting proved undeveloped reserves to proved developed reserves during 2016. However, it does not appear that the disclosure in the Registration Statement has been expanded to provide a similar discussion.

Securities and Exchange Commission

March 7, 2018

We also note that preliminary estimates of reserves as of December 31, 2017 indicate that 884 MBoe of proved undeveloped reserves will be converted during 2017 to proved developed reserves. However, the amount converted appears to be significantly less than the 3,588 MBoe scheduled in the development plan for 2017 as provided in the response to comment 14. Therefore, we re-issue our prior comment regarding disclosure under Item 1203(c) of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully advise the Staff that, contrary to our initial expectations set forth in our letter dated January 23, 2018, we converted 1.76 MMBoe, or 33%, of year end 2016 proved undeveloped reserves to proved developed status during 2017. We have included disclosure on page 63 that describes our 2017 development activities that resulted in these conversions, and we have expanded the disclosure on pages 62 and 63 to more fully explain the reasons for the more limited progress during 2016 in converting proved undeveloped reserves to proved developed status. In addition, in connection with the preparation of the reserve report for the Underlying Properties as of December 31, 2017, Boaz Energy reevaluated the development plan applicable to the Underlying Properties in light of the probability of the expected formation of the Trust and related Net Profits Interest conveyance, the expected expenditures required to develop the proved undeveloped reserves and the expected cash flow from the Net Profits Interest available to be devoted to development of proved undeveloped reserves on the Underlying Properties.  As a result of such reevaluation, Boaz Energy has both updated its development plans for each of the operating areas associated with the Trust’s Net Profits Interest and has removed from proved undeveloped reserves approximately 481 MBoe associated with development activities on several small leases.  Set forth below are tables reflecting the updated development plans for each of the operating areas associated with the Trust’s Net Profits Interest showing the expected capital to be devoted to the conversion of proved undeveloped reserves to proved developed reserves, the number of gross wells to be drilled and the expected amount of reserves to be converted during each year in the period from January 1, 2018 to December 31, 2022.  Boaz Energy believes that the presentation of the proved undeveloped reserves are consistent to the criteria in Rule 4-10(a)(31)(ii) of Regulation S-X and the Staff’s guidance with respect to same.

Permian Abo	2018	2019	2020	2021	2022	Total
Gross Wells	0	1	1	1	0	3
Reserves (MBoe)	0	48	48	48	0	143
Capex, $ (in thousands)	0	732	732	732	0	2,195

Permian Clearfork	2018	2019	2020	2021	2022	Total
Gross Wells	0	1	3	3	4	11
Reserves (MBoe)	0	41	278	155	565	1,039
Capex, $ (in thousands)	0	806	2,418	2,408	3,261	8,893

Permian Shelf	2018	2019	2020	2021	2022	Total
Gross Wells	0	2	3	11	13	29
Reserves (MBoe)	0	107	429	696	1,315	2,547
Capex, $ (in thousands)	0	750	1,212	4,260	5,225	11,447

Permian Platform	2018	2019	2020	2021	2022	Total
Gross Wells	0	1	1	0	0	2
Reserves (MBoe)	0	147	75	0	0	221
Capex, $ (in thousands)	0	797	795	0	0	1,591

Securities and Exchange Commission

March 7, 2018

Drilling Results, page 65

4.                                      We note the expanded disclosure provided in response to comment 16 relating to your drilling results and the discussion of your present activities. Please expand your disclosure to clarify that all wells “drilled” are drilled and completed wells. Refer to the definitions of a drilled well and a completion under Item 1205(b) of Regulation S-K.

RESPONSE:                            We have revised our disclosure to clarify that wells “drilled” are wells that have been drilled and completed. See page 64.

Experts, page 115

5.                                      The disclosure indicates that the estimated reserves, the future net revenues from those reserves and their present value as of December 31, 2016 are related to or derived from estimates prepared by Cawley, Gillespie & Associates, Inc. If true, please obtain and file the reserves reports of the independent petroleum engineers for such estimates. Refer to Item 1202(a)(8) of Regulation S-K.

RESPONSE:                            We have revised our disclosure to clarify that the estimated reserves as of December 31, 2017 disclosed in Draft Registration Statement No. 3 were prepared by Cawley, Gillespie & Associates, Inc., and we have included the summary reserve reports prepared by them in Annexes R-1 and R-2.

Exhibit 99.1, Annex R-1 and R-2

6.                                      Please obtain and file a revised reserves report, Annex R-1, which explains the nature of the costs identified as “Other Deductions.”

RESPONSE:                            We acknowledge the Staff’s comment and have determined, following further review, that “Other Deductions” consisted of variable expenses that are more appropriately categorized as operating expenses. Accordingly, our revised reserve reports classify all such expenses as “Operating Expenses.” See Annexes R-1 and R-2.

7.                                      We note that proved developed non-producing reserves are disclosed in the reserves reports and that such reserves represent a significant proportion of the total proved developed and total proved reserves, future net revenues and the present value discounted at 10%. Although disclosure of developed reserves by producing status is not required pursuant to Item 1202(a)(2) of Regulation S-K, the reserves reports do not

Securities and Exchange Commission

March 7, 2018

appear to include the definitions or a discussion of the criteria considered in separating the reserves and their related cash flows into the proved developed producing and proved developed non-producing designations. To the extent that such supplemental information is provided, please obtain and file revised reserves reports that include an explanation for the separate producing status designations, e.g. proved developed producing and proved developed non-producing reserves. Also clarify for us that the proved developed non-producing reserves meet the requirements for developed oil and gas reserves set forth in Rule 4-10(a)(6) of Regulation S-X.

RESPONSE:                            The reserves reports as of December 31, 2017 filed with Confidential Submission No. 3 clarify that proved developed non-producing reserves include reserves associated with behind-pipe zones, workovers and proved waterflood projects with current water injection and insignificant remaining capital expenditures. The revised reserves reports also state that all proved reserve classifications conform to criteria of the Securities and Exchange Commission as set forth in Rules 4-10 of Regulation S-X and defined in pages 1 and 2 of the Appendixes to Annexes R-1 and R-2.

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Securities and Exchange Commission

March 7, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708 or Michael S. Telle of Vinson & Elkins L.L.P at (713) 758-2350.

Very truly yours,

PERMROCK ROYALTY TRUST

By:	/s/ Marshall Eves
Name:	Marshall Eves
Title:	Chief Executive Officer

cc:                                David P. Oelman, Vinson & Elkins L.L.P.

Michael S. Telle, Vinson & Elkins L.L.P.